                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Citation Corporation
            ______________________________________________________
                               (Name of Issuer)

                         Common Stock, $.01 par value
            ______________________________________________________
                        (Title of Class of Securities)

                                   172895104
            ______________________________________________________
                                (CUSIP Number)

                                William B. Long
                            Drummond Company, Inc.
                            530 Beacon Parkway West
                          Birmingham, Alabama  35209
                              (205) 945-6525

                                With a copy to:

                               Gregory S. Curran
                         Maynard, Cooper & Gale, P.C.
                             1901 6th Avenue North
                                  Suite 2400
                          Birmingham, Alabama  35203
                                (205) 254-1098

           ________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 6, 1998
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                                 SCHEDULE 13D

CUSIP NO. 172895104

--------------------------------------------------------------------------------
(1) Name of Reporting Person.

          Drummond Company, Inc.

    S.S. or I.R.S. Identification Nos. of Above Person.

          63-0653224

--------------------------------------------------------------------------------
(2)Check the Appropriate Box if a Member of a Group
    (a)  / /
    (b)  /X/
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
     WC, BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
          AL
--------------------------------------------------------------------------------
Number of Shares Beneficially   (7)  Sole Voting Power
Owned by Each Reporting              5,336,400 (Includes 4,000,000 shares of
Person With                          common stock which Drummond has an option
                                     to purchase and 1,336,400 shares of common
                                     stock which Drummond has agreed to
                                     purchase.)
                                ------------------------------------------------
                                (8)  Shared Voting Power
                                     -0-
                                ------------------------------------------------
                                (9)  Sole Dispositive Power
                                     5,336,400 (Includes 4,000,000 shares of
                                     common stock which Drummond has an option
                                     to purchase and 1,336,400 shares of common
                                     stock which Drummond has agreed to
                                     purchase.)
                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          5,336,400
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          29.6%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person
          CO

ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value per share (the "Shares"), of Citation Corporation, a Delaware corporation ("Citation"). The address of the principal executive offices of Citation is:

          Citation Corporation
          2 Office Park Circle, Suite 204
          Birmingham, AL  35223

ITEM 2.   IDENTITY AND BACKGROUND

This statement is being filed by Drummond Company, Inc., an Alabama corporation ("Drummond"), as the beneficial owner of 29.6% of the common stock of Citation. The principal executive offices of Drummond are located at 530 Beacon Parkway West, Birmingham, Alabama 35209.

Drummond owns three surface coal mines and one underground coal mine in Alabama and operates a surface coal mine in Columbia, South America through an affiliate, Drummond Company, Ltd. Drummond also operates ABC Coke, a foundry coke producer, and owns real estate developments in Alabama, California and Florida.

Neither Drummond, nor, to the best of its knowledge, any director or executive officer of Drummond, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule A hereto sets forth, for each executive officer and director of Drummond, their name, residence or business address, present principal occupation or employment, citizenship and the information described in the immediately preceding paragraph.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 5,336,400 shares of Citation common stock beneficially owned by Drummond are comprised of 4,000,000 shares which Drummond has the option to purchase from T. Morris Hackney ("Hackney") for a purchase price of $80 million, and 1,336,400 shares of Citation common stock which Drummond has agreed to purchase from Hugh
G. Weeks for a purchase price of $20,146,000. In the event Drummond exercises its option to purchase the shares from Hackney, it will pay a total of $100,146,000 for the shares of Citation common stock to be acquired in these transactions. The source of funds for these transactions will be general working capital, although Drummond may borrow funds under its bank line of credit with Citibank to pay all or a portion of the purchase price for such shares.

ITEM 4.   PURPOSE OF TRANSACTION

Drummond has entered into a Call Option Agreement with Hackney, dated November 6, 1998 (the "Call Option Agreement"), pursuant to which Drummond has the option to purchase 4 million shares of Citation common stock from Hackney, who currently serves as the Chairman of the Board of Directors of Citation. Under the Call Option Agreement, Drummond has until March 6, 1999 to exercise its option. The Call Option Agreement also provides that Drummond will have a right of first refusal with respect to the approximately 1,005,800 shares of Citation common stock held by Hackney that are not subject to Drummond's option to purchase; provided that such right of first refusal is subject to the receipt by Hackney or Citation of a consent or acknowledgment from Citation's lenders that the granting of such right would not constitute an event of default under Citation's bank credit facility.

Drummond has agreed to purchase 1,336,400 shares of Citation common stock from Hugh G. Weeks, a former employee and a member of the Board of Directors of Citation.

Upon the completion of these transactions, assuming Drummond exercises its option, Drummond will hold 5,336,400 shares, or approximately 29.6%, of the outstanding common stock of Citation.

Prior to exercising its option, Drummond plans, subject to the approval of Citation's Board of Directors, to conduct a due diligence investigation of Citation's business and operations. Assuming that such investigation is satisfactory, Drummond anticipates that it would exercise its option to acquire the shares of Citation common stock from Hackney. At this time, Drummond believes that its purchase of Citation common stock presents an attractive investment opportunity.

Drummond has agreed, pursuant to the terms of the Call Option Agreement, not to acquire additional shares of Citation common stock if such additional acquisition would constitute an event of default under Citation's bank credit facility. Subject to this agreement, Drummond may consider making additional purchases of Citation common stock either in the open market or in private transactions depending on Drummond's evaluation of Citation's business, prospects and financial condition, the market for Citation's common stock, other opportunities available to Drummond, prospects for Drummond's own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Drummond may decide to sell all or part of its investment in Citation's common stock, although it has no current intention to do so.

Although Drummond has no immediate plans beyond its consideration of its current option, Drummond believes that a combination of its existing operations with those of Citation may be an attractive opportunity for the shareholders and employees of both companies. Accordingly, Drummond will continue to evaluate the possibility of a merger or similar transaction with Citation.

Except as set forth in this Item 4, neither Drummond nor, to the best of its knowledge, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Drummond is the beneficial owner of 5,336,400 shares of Citation common stock, constituting 29.6% of the issued and outstanding common stock of Citation. Of these shares, 4,000,000 shares are beneficially owned by Drummond as a result of Drummond's option to purchase from T. Morris Hackney in accordance with the terms of the Call Option Agreement. The remaining 1,336,400 shares are beneficially owned by Drummond as a result of its agreement to purchase such shares form Hugh G. Weeks in accordance with the terms of a Stock Purchase Agreement with Mr. Weeks.

In addition to the 5,336,400 shares of common stock beneficially owned by Drummond, the Call Option Agreement provides that Drummond will have a right of first refusal with respect to the purchase and sale of an additional
1,005,800 shares of Citation common stock held by Hackney upon the receipt by Hackney or the Company of a consent or acknowledgment from Citation's lenders that the granting of such right would not constitute an event of default under Citation's existing bank credit facility. This right provides that if Hackney receives an offer from a third party for the purchase of the shares of Citation common stock not subject to Drummond's option, and Hackney desires to accept such offer, he must first give Drummond the right to purchase such shares on the same terms as contained in such offer. Until the receipt by Hackney or the Company of a consent or acknowledgment from its lenders that the granting of such right does not constitute an event of default under Citation's bank credit facility, this right of first refusal is not effective, and Drummond therefore disclaims beneficial ownership of the shares subject to such right of first refusal in accordance with Securities and Exchange Commission Rule 13d-4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Drummond has entered into a Call Option Agreement with Hackney pursuant to which Drummond has the option to purchase 4,000,000 shares of Citation common stock currently held by Hackney. Drummond's option expires on March 6, 1999, and may be exercised at any time on or prior to such date. In the event Drummond exercises its option, the closing of Drummond's purchase of these shares will take place on or prior to the later of (i) thirty days after the exercise of the option and (ii) five days after the satisfaction of all conditions to closing in the agreement, including the termination or expiration of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"). The Call Option Agreement also provides that Drummond will have a right of first refusal with respect to an additional 1,005,800 shares of Citation common stock held by Hackney; provided that such right of first refusal is subject to the receipt by Hackney or Citation of a consent or acknowledgment from Citation's lenders that the granting of such right would not constitute an event of default under Citation's bank credit facility. Prior to exercising its option under the Call Option Agreement, Drummond plans, subject to the approval of Citation's Board of Directors, to conduct a due diligence investigation of Citation's business and operations.

In addition, Drummond has entered into a Stock Purchase Agreement, dated November 9, 1998, with Hugh G. Weeks pursuant to which Drummond has agreed to purchase from Mr. Weeks 1,336,400 shares of Citation common stock. The closing of the purchase and sale provided for in this agreement will be completed on or prior to the later of (i) twenty days after the date of the Stock Purchase Agreement and (ii) three days after the satisfaction of all conditions to closing in such agreement, including the termination or expiration of the waiting periods under HSR, if applicable.

No other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of Citation, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 99.1 - Call Option Agreement, dated as of November 6, 1998, by and between Drummond Company, Inc. and T. Morris
                         Hackney.

          Exhibit 99.2 - Stock Purchase Agreement, dated as of November 9, 1998, by and between Drummond Company, Inc. and Hugh G.
                         Weeks.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     November 16, 1998.



                                                  DRUMMOND COMPANY, INC.


                                                  By:  /s/ Guy K. Mitchell, Jr.
                                                       -----------------------
                                                       Guy K. Mitchell, Jr.
                                                       President